Exhibit 99.1

Rail Vision Announces First Half 2025 Financial Results

Ra’anana, Israel, August 22, 2025 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company seeking to revolutionize railway safety and the data-related market, today reported financial results for the first half ended June 30, 2025.

“Before joining Rail Vision, I recognized the company’s strong technological foundation and its potential to transform rail safety and efficiency. After several months inside the organization, my confidence in that potential has only grown,” commented David BenDavid, CEO of Rail Vision. “We have a talented, driven team, innovative technology, and now, with a solid cash position, we believe that we are well-positioned to expand our market reach while continuing to allocate resources to ensure we remain at the forefront of innovation in the rail industry.”

First Half 2025 & Recent Highlights:

Cash position

Rail Vision began 2025 with a strengthened balance sheet, as of June 30, 2025, cash and cash equivalents were $22.4 million, compared to $17.2 million as of December 31, 2024.

Commercial Execution

●	Initial Penetration in Central America: In early 2025, Rail Vision received a purchase order from a Central American freight operator for its MainLine system, marking continued global expansion.

●	Follow-On Order from Latin America: In June 2025, the Company secured a $335,000 follow-on order from a leading Latin American mining company. The order follows a successful long-term trial of the MainLine system under challenging environmental and operational conditions. This milestone underscores Rail Vision’s growing commercial traction in the region and supports the customer’s broader deployment plans to enhance safety and optimize transport efficiency across its rail operations.

●	Entry into Indian Market: Rail Vision signed a binding Memorandum of Understanding (MOU) with Sujan Ventures, aimed at advancing opportunities with Indian Railways, which operates thousands of locomotives across the subcontinent. Under the terms of the binding MOU, Sujan Ventures will lead local efforts to introduce Rail Vision’s advanced safety systems to the Indian market. This partnership reflects Rail Vision’s intent to enter one of the world’s largest rail markets with its AI-driven safety solutions.

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First Half 2025 Financial Results

●	Revenues were $237,000 for the six months ended June 30, 2025, representing a decrease of $524,000, or 69%, compared to $761,000 for the six months ended June 30, 2024. The decrease was primarily attributable to the timing of revenue recognition. Revenues for the first half of 2025 were mainly derived from additional installations of our Main Line Systems for Israel Railways and from services provided to existing customers.

●	Research and development (“R&D”) expenses for the six months ended June 30, 2025, were $3,241,000, compared to R&D expenses of $2,458,000 in the six months ended June 30, 2024. The increase in R&D expenses was primarily due to higher salaries, reflecting both an increase in headcount and salaries, as well as the impact of the depreciation of the U.S. dollar against the Israeli shekel (NIS), since salaries are paid in NIS. The increase also reflects higher share-based payment expenses, mainly due to new grants of RSUs to employees during the period, and increased purchases of R&D equipment to support ongoing development activities.

●	General and administrative expenses for the six months ended June 30, 2025, were $2,512,000, compared to $2,116,000 in the six months ended June 30, 2024. The increase was primarily due to higher salaries, reflecting salary adjustments and one-time bonuses. Additional contributing factors included the depreciation of the U.S. dollar against the NIS, as a significant portion of expenses is denominated in NIS, and higher share-based payment expenses due to new RSU grants to employees.

●	As a result of the foregoing, the Company’s operating loss for the six months ended June 30, 2025, was $5,705,000 compared to an operating loss of $4,185,000 for the six months ended June 30, 2024.

●	Other financial income amounted to $406,000 for the six months ended June 30, 2025, primarily attributable to interest income earned on short-term deposits. This compares to $1,304,000 in financial expenses for the six months ended June 30, 2024. The change of $1,710,000 is mainly due to the full amortization of the discount related to the convertible loan credit facility entered into in January 2024, recorded in the six months ended June 30, 2024.

●	GAAP net loss for the six months ended June 30, 2025, was $5,679,000, or $0.11 per ordinary share, compared to a GAAP net loss of $24,324,000, or $1.99 per ordinary share, in the six months ended June 30, 2024.

●	Non-GAAP net loss for the six months ended June 30, 2025, was $4,869,000 or $0.10 per ordinary share, compared to a non-GAAP net loss of $5,394,000 or $0.44 per ordinary share, in the six months ended June 30, 2024.

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	Six months ended June 30,
(U.S. dollars in thousands, except share data and per share data)	2025	2024
GAAP Results
Net loss	(5,679)	(24,324)
Basic and diluted loss per share	(0.11)	(1.99)
Non-GAAP Results
Net loss	(4,869)	(5,394)
Basic and diluted loss per share	(0.10)	(0.44)

A reconciliation between GAAP operating results and non-GAAP operating results is provided in the financial statements that are part of this release. Non-GAAP results exclude stock-based compensation expenses and revaluation of derivatives, warrant liabilities and other.

Balance Sheet Highlights

As of June 30, 2025, cash and cash equivalents were $22.4 million, compared to $17.2 million as of December 31, 2024. The increase compared to December 31, 2024, is mainly due to the proceeds received from issuances of ordinary shares under an equity line facility that the Company established in October 2024, an at-the-market sales facility that the Company established in April 2025 and the exercise of warrants, totalling an aggregate of $9.8 million in gross proceeds, less cash used during the first half of 2025.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses and revaluation of derivatives, warrant liabilities and other. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s on-going operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these Non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and not rely on any single financial measure to evaluate the company’s business. For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

About Rail Vision Ltd.

Rail Vision is an early commercialization stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its commitment to excellence and innovation, as it continues to implement solutions that meet and exceed customer expectations. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

David BenDavid

Chief Executive Officer

Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io

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Rail Vision Ltd.

INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	June 30, 2025	December 31, 2024
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$22,431	$17,238
Restricted cash	253	230
Accounts receivable	95	495
Inventories	1,430	1,304
Other current assets	475	436
Total current assets	24,684	19,703

Non-current Assets:
Operating lease - right of use asset	423	582
Fixed assets, net	263	312
	686	894

Total assets	25,370	20,597

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables	77	107
Current operating lease liability	345	305
Other accounts payable	2,194	2,266
Total current liabilities	2,616	2,678

Non-current operating lease liability	60	217

Total liabilities	2,676	2,895

Shareholders’ equity
Ordinary shares	—	—
Additional paid in capital	125,043	114,372
Accumulated deficit	(102,349)	(96,670)
Total shareholders’ equity	22,694	17,702

Total liabilities and shareholders’ equity	25,370	20,597

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,
	2025	2024

Revenues	$237	$761
Cost of revenues	(189)	(372)

Gross profit	48	389

Research and development expenses	(3,241)	(2,458)
General and administrative expenses	(2,512)	(2,116)

Operating loss	(5,705)	(4,185)

Financial (expenses) income:
Revaluation of derivatives, warrant liabilities and other	(380)	(18,835)
Other financing income (expenses), net	406	(1,304)

Net loss for the period	(5,679)	(24,324)

Basic and diluted loss per share	(0.11)	$(1.99)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	50,364,274	12,193,918

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares
	Number of shares	USD	Additional paid in capital	Accumulated Deficit	Total shareholders’ equity

Balance as of January 1, 2025	37,943,891	—	114,372	(96,670)	17,702
Issuance of shares as a result of exercise of warrants, net (*)	5,950,000	—	2,307	—	2,307
Restricted Share Units vesting	1,068,000	—	390	—	390
Issuance of ordinary shares in relation to the SEPA	8,094,297	—	7,917	—	7,917
Issuance of ordinary shares under ATM program, net (**)	308,987	—	18	—	18
Share-based payment	—	—	39	—	39
Net loss for the period	—	—	—	(5,679)	(5,679)

Balance as of June 30, 2025	53,365,175	—	125,043	(102,349)	22,694

(*) Issuance costs in the amount of approximately $121.

(**) Issuance costs in the amount of approximately $111.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (Cont.)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares
	Number of shares		USD	Additional paid in capital	Accumulated Deficit	Total shareholders’ equity

Balance as of January 1, 2024	2,998,278		68	68,681	(65,962)	2,787
Cancelation of the par value of ordinary shares	—		(68)	68	—	—
Issuance of units of ordinary shares and pre-funded warrants, net of issuance costs (*)	3,554,200	(**)	—	1,404	—	1,404
Exercise of warrants to ordinary shares, net of issuance costs (***)	12,258,487		—	23,791	—	23,791
Classification of warrant liabilities to equity warrants	—		—	6,143	—	6,143
Share-based payment	—		—	95	—	95
Net loss for the period	—		—	—	(24,324)	(24,324)

Balance as of June 30, 2024	18,810,965		—	100,182	(90,286)	9,896

(*) Issuance costs in the amount of approximately $39.

(**) Including 1,902,742 Pre-funded Warrants which were exercised to 1,902,742 ordinary shares during February and March 2024.

(***) Issuance costs in the amount of approximately $187.

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Rail Vision Ltd.

INTERIM CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Six months ended June 30,
	2025	2024
Cash flows from operating activities
Net loss for the period	$(5,679)	$(24,324)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	59	85
Share-based payment	429	95
Change in operating lease liability	42	(13)
Effect of exchange rate changes on cash and cash equivalents	(128)	56
Revaluation of derivatives, warrant liabilities and other	380	18,835
Amortization of a discount related to a convertible loan credit facility	—	1,229

Changes in operating assets and liabilities:

Increase in accounts receivables	400	(135)
Increase in other current assets	(39)	(18)
Decrease (increase) in inventories	(126)	9
Increase (decrease) in trade accounts payable	(30)	(97)
Increase (decrease) in other accounts payable	31	(317)

Net cash used in operating activities	(4,661)	(4,595)

Cash flows from investing activities
Purchase of fixed assets	(10)	(6)

Net cash used in investing activities	(10)	(6)

Cash flows from financing activities:
Proceeds from a convertible loan credit facility and issuance of warrants	—	1,500
Payments on convertible loan credit facility	—	(1,000)
Proceeds from exercise of warrants, net of issuance expenses	2,204	7,813
Proceeds from issuance of shares and warrants, net of issuance expenses	7,555	2,961

Net cash provided by financing activities	9,759	11,274

Effect of exchange rate changes on cash and cash equivalents	128	(56)
Increase in cash, cash equivalents and restricted cash	5,216	6,617
Cash, cash equivalents and restricted cash at the beginning of the period	17,468	3,289

Cash, cash equivalents and restricted cash at the end of the period	$22,684	$9,906
Non Cash Activities:

Conversion of a convertible loan credit facility to ordinary shares	—	500

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Rail Vision Ltd.

RECONCILIATION OF GAAP TO NON-GAAP Financial Measures

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,
	2025	2024

GAAP operating loss	$(5,705)	$(4,185)
Stock-based compensation in research and development expenses	220	18
Stock-based compensation in general and administrative expenses	210	77
Non-GAAP operating loss	(5,275)	(4,090)

GAAP Revaluation of derivatives, warrant liabilities and other	(380)	(18,835)
Revaluation of derivatives, warrant liabilities and other	380	18,835
Non-GAAP Revaluation of derivative warrant liabilities expenses	—	—

GAAP net loss	(5,679)	(24,324)
Stock-based compensation expenses	429	95
Revaluation of derivatives, warrant liabilities and other	380	18,835
Non-GAAP net loss	(4,870)	(5,394)

GAAP Basic and diluted loss per share	(0.11)	(1.99)
Non-GAAP Basic and diluted loss per share	(0.10)	(0.44)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	50,364,274	12,193,918

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